Exhibit 10.2

SAVARA INC.
2024 OMNIBUS INCENTIVE PLAN

INCENTIVE STOCK OPTION AWARD

Savara Inc., a Delaware corporation (the "***Company***") hereby grants the following Incentive Stock Option award pursuant to its 2024 Omnibus Incentive Plan (the "***Plan***"). The terms of the grant are set forth in the attached Incentive Stock Option Award Agreement (the "***Agreement***").

NOTICE OF GRANT

Participant: [_____]

Date of Grant: [_____]

Vesting Commencement Date: [_____]

Total Number of Options Granted: [_____]

Exercise Price Per Share: $[_____]

Vesting: [Vesting Schedule]

                                                                  In the event of a Change of Control, the Option shall become fully vested and exercisable as of the consummation of the Change of Control; provided, however, that the Participant is providing services to the Company on such date.

Term/Expiration Date: [_____]

All vesting is dependent on the Participant continuing to be employed by, or provide services to, the Company, as provided herein, through the relevant vesting date, unless otherwise specified in the Agreement.

The above is a summary description of certain provisions of the Agreement and is not intended to be complete. In the event any aspect of this summary conflicts with the terms of the Agreement, the terms of the Agreement shall govern.

Savara Inc.

By:_____

Title:_____

I hereby accept the Incentive Stock Option described in the Agreement, and I agree to be bound by the terms of the Plan and the Agreement. I hereby further agree that all the decisions and determinations of the Committee shall be final and binding.

Participant:_____

Date:_____

SAVARA INC.
2024 OMNIBUS INCENTIVE PLAN

INCENTIVE STOCK OPTION AWARD AGREEMENT

This **INCENTIVE STOCK OPTION AWARD AGREEMENT** (the "***Agreement***"), dated as of the Date of Grant set forth on the Summary of Grant (the "***Date of Grant***"), is delivered by Savara Inc., a Delaware corporation (the "***Company***") to the individual whose name is set forth on the Summary of Grant (the "***Participant***").

RECITALS

A. The Savara Inc. 2024 Omnibus Incentive Plan (the "***Plan***") provides for the grant of stock and stock-based awards with respect to shares of Common Stock of the Company, in accordance with the terms and conditions of the Plan. The Company has decided to make a Stock Option award as an inducement for the Participant to promote the best interests of the Company and its stockholders.

B. The terms and conditions of the Option should be construed and interpreted in accordance with the terms and conditions of this Agreement and the Plan. Any term capitalized herein but not defined shall have the same meaning as set forth in the Plan. For purposes of this Agreement, "Company" shall mean the Company and any of its Subsidiaries where applicable.

NOW, THEREFORE, the parties to this Agreement, intending to be legally bound hereby, agree as follows:

1. **Grant of Option**. Subject to the terms and conditions set forth in this Agreement and in the Plan, the Company hereby grants to the Participant an Incentive Stock Option (the "***Option***") to purchase the number of shares of Common Stock of the Company ("***Shares***") equal to the Total Number of Options Granted (as set forth on the Notice of Grant attached hereto) at an exercise price per Share equal to the Exercise Price Per Share (as set forth on the Notice of Grant).

2. **Vesting/Exercisability**.

(a) The Option shall vest according to the vesting schedule set forth on the Notice of Grant attached hereto, if the Participant continues to be employed by, or provide services to, the Company from the Date of Grant until the applicable vesting date (each, a "***Vesting Date***").

(b) In the event that the Participant ceases to provide services to the Company by reason of death or Disability, unless the Option has earlier terminated, the unvested portion of the Option shall accelerate and vest as of the Participant's date of termination.

(c) Notwithstanding the foregoing, if the Participant is terminated without Cause (other than due to Participant's death or Disability) or due to a resignation for Good Reason, in either case within twenty-four (24) months following a Change of Control, the unvested portion of the Option shall accelerate and vest as of the Participant's date of termination.

(d)   The vesting of the Option shall be cumulative, but shall not exceed 100% of the shares subject to the Option granted. If the vesting schedule would produce fractional shares, the portion of the Option that vests shall be rounded down to the nearest whole share.

3.   **Term of Option**.

(a)   The Option shall have a term of ten (10) years from the Date of Grant and shall terminate at the expiration of that period, unless it is terminated at an earlier date pursuant to the provisions of this Agreement or the Plan.

(b)   Unless a later termination date is provided for in a Company-sponsored plan, policy or arrangement, or any agreement to which the Company is a party, the Option shall automatically terminate upon the happening of the first of the following events:

(i)   The expiration of the ninety (90) day period after the Participant ceases to be employed by, or provide services to, the Company, if the termination is for any reason other than death, Disability, or Cause.

(ii)   The expiration of the one-year period after the Participant ceases to be employed by, or provide services to, the Company on account of the Participant's death or Disability.

(iii)   The date on which the Participant ceases to be employed by, or provide services to, the Company on account of a termination by the Company for Cause. In addition, notwithstanding the prior provisions of this Paragraph 3, if the Company determines that the Participant has engaged in conduct that constitutes Cause at any time while the Participant is employed by, or providing services to, the Company or after the Participant's termination of employment or services, the Option shall terminate as of the date on which such Cause first occurred.

Notwithstanding the foregoing, in no event may the Option be exercised after the date that is immediately before the tenth anniversary of the Date of Grant. Any portion of the Option that is not vested and exercisable at the time the Participant ceases to be employed by, or provide services to, the Company shall immediately terminate.

(c)   For the purposes of this Agreement, "*Disability*" shall mean any physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than twelve (12) months.

(d)   For the purposes of this Agreement, "*Good Reason*" shall mean in each case without the Participant's explicit written consent, which the Participant may withhold or provide in the Participant's sole and absolute discretion, (i) a reduction by the Company or an affiliate or a successor company (or a subsidiary or parent thereof) of more than 10% in the Participant's rate of annual base salary as in effect immediately prior to such Change of Control; (ii) a reduction by the Company or an affiliate or a successor company (or a subsidiary or parent thereof) of more than 10% of the Participant's individual annual target or bonus opportunity, except under circumstances where the Company or the affiliate or the successor company (or a subsidiary or parent thereof) implement changes to the bonus structure of similarly situated employees, including but not limited to changes to the bonus structure designed to integrate the Company's or the affiliate's personnel with other personnel of the successor company (or a subsidiary or parent thereof); (iii) a change in position that materially reduces the Participant's level of responsibility, including the level of person to whom the Participant reports; or (iv) a relocation following the Change of Control of the Participant's primary office location (A) by more than 50 miles or (B) that would reasonably be expected to increase the Participant's commute such that the Participant's total (i.e., round-trip) commute would reasonably be expected to increase by more than one hour per day; provided, however, that no such occurrence shall constitute Good Reason unless (x) the Participant gives the Company a written notice of termination for Good Reason not more than 30 days after the initial existence of the condition, (y) the grounds for termination (if susceptible to correction) are not corrected by the Company within 30 days of its receipt of such notice, and (z) the Participant's termination of employment occurs within 90 days following the Company's receipt of such notice.

4.   **Exercise Procedures**

(a)   Subject to the provisions of Paragraphs 2 and 3 above, the Participant may exercise part or all of the vested portion of the Option by giving the Company written notice of intent to exercise in the manner provided in this Agreement, specifying the number of Shares as to which the Option is to be exercised. On the delivery date, the Participant shall pay the exercise price (i) in cash, (ii) with the approval of the Committee, by delivering previously owned Shares of the Company which shall be valued at their fair market value (as defined in the Plan) on the date of delivery, or (iii) payment through a broker in accordance with procedures permitted by Regulation T of the Federal Reserve Board. The Committee may impose from time to time such limitations as it deems appropriate on the use of Shares of the Company to exercise the Option.

(b)   The obligation of the Company to deliver Shares upon exercise of the Option shall be subject to all applicable laws, rules, and regulations and such approvals by governmental agencies as may be deemed appropriate by the Company, including such actions as Company counsel shall deem necessary or appropriate to comply with relevant securities laws and regulations.

(c)   The Company may require that the Participant (or other person exercising the Option after the Participant's death) represent that the Participant is purchasing Shares for the Participant's own account and not with a view to or for sale in connection with any distribution of the Shares, or such other representation as the Committee deems appropriate.

(d)   The Company shall be entitled to require a cash payment by or on behalf of the Participant and/or to deduct from other compensation payable to the Participant any sums required by federal, state or local tax law to be withheld with respect to the Option. Alternatively, the Participant may irrevocably elect, in such manner and at such time or times prior to any applicable tax date as may be permitted or required under Section 15 of the Plan and rules established by the Administrator, to have the Company withhold and reacquire Shares at their fair market value at the time of vesting to satisfy any withholding obligations of the Company with respect to the Option; provided, however, that the number of such Shares so withheld shall not exceed the amount necessary to satisfy the Company's required tax withholding obligations up to the maximum statutory withholding rates for federal, state, local and foreign tax purposes, including payroll taxes, that are applicable to supplemental taxable income.

5.   **Designation as Incentive Stock Option.**

(a)   The Option is intended to be an incentive stock option under Section 422 of the Code. The Company makes no guarantee that the Option will qualify as an incentive stock option. If the aggregate fair market value of the stock on the date of the grant with respect to which incentive stock options are exercisable for the first time by the Participant during any calendar year, under the Plan or any other stock option plan of the Company or a parent or subsidiary, exceeds one hundred thousand dollars ($100,000), then the Option, as to the excess, shall be treated as a nonqualified stock option that does not meet the requirements of Section 422 of the Code.

(b)   The Participant understands that favorable incentive stock option tax treatment is available only if the Option is exercised while the Participant is an employee of the Company or a parent or subsidiary of the Company or within a period of time specified in the Code after the Participant ceases to be an employee. The Participant understands that the Participant is responsible for the income tax consequences of the Option, and, among other tax consequences, the Participant understands that he or she may be subject to the alternative minimum tax under the Code in the year in which the Option is exercised. The Participant will consult with his or her tax adviser regarding the tax consequences of the Option. The Participant acknowledges and agrees that the Company shall not be liable or responsible for any additional tax liability the Participant incurs in the event that the Internal Revenue Service for any reason determines that the Option does not qualify as an incentive stock option within the meaning of the Code. If and to the extent that the Option fails to qualify as an incentive stock option under the Code, the Option shall remain outstanding according to its terms as a nonqualified stock option.

(c)   The Participant agrees that the Participant shall immediately notify the Company in writing if the Participant sells or otherwise disposes of any Shares acquired upon the exercise of the Option and such sale or other disqualifying disposition occurs on or before the later of (i) two (2) years after the Date of Grant or (ii) one (1) year after the exercise of the Option. The Participant also agrees to provide the Company with any information requested by the Company with respect to such sale or other disposition. The Participant should consult his or her tax advisor regarding the tax consequences of such disqualifying disposition.

6.   **Adjustments; Change of Control**. The provisions of the Plan applicable to adjustments (as described in Section 10 of the Plan) or other corporate transaction, including a Change of Control (as described in Section 11 of the Plan), shall apply to the Option.

7.   **Restrictions on Exercise**. Except as the Company may otherwise permit pursuant to the Plan, only the Participant may exercise the Option during the Participant's lifetime and, after the Participant's death, the Option shall be exercisable (subject to the limitations specified in the Plan) solely by the legal representatives of the Participant, or by the person who acquires the right to exercise the Option by will or by the laws of descent and distribution, to the extent that the Option is vested and exercisable pursuant to this Agreement.

8.   **Grant Subject to Plan Provisions**. This grant is made pursuant to the Plan, the terms of which are incorporated herein by reference, and in all respects shall be interpreted in accordance with the Plan. The grant and exercise of the Option are subject to interpretations, regulations and determinations concerning the Plan established from time to time by the Committee in accordance with the provisions of the Plan. The Committee shall have the authority to interpret and construe the Option pursuant to the terms of the Plan, and its decisions shall be conclusive as to any questions arising hereunder.

9.   **No Employment or Other Rights**. The grant of the Option shall not confer upon the Participant any right to be retained by or in the employ or service of the Company and shall not interfere in any way with the right of the Company to terminate the Participant's employment or service at any time. The right of the Company (or any of its Subsidiaries) to terminate at will the Participant's employment or service at any time for any reason is specifically reserved.

10.   **Clawback**. In accepting the grant of the Option, the Participant agrees to be bound by any clawback policy that the Company may currently have in place or may adopt in the future.

11.   **No Stockholder Rights**. Neither the Participant, nor any person entitled to exercise the Participant's rights in the event of the Participant's death, shall have any of the rights and privileges of a stockholder with respect to the Shares subject to the Option, until certificates for Shares have been issued upon the exercise of the Option.

12.   **Delivery Subject to Legal Requirements**. The obligation of the Company to deliver Shares pursuant to the exercise of the Option shall be subject to the condition that if at any time the Board shall determine in its discretion that the listing, registration or qualification of the shares upon any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the issue of shares, the shares may not be issued in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Board. The issuance of Shares to the Participant pursuant to the exercise of the Option is subject to any applicable taxes and other laws or regulations of the United States or of any state having jurisdiction thereof. Upon the issuance or delivery of any Shares related to the Award, the Participant will make or enter into such written representations, warranties and agreements as the Company may reasonably request in order to comply with applicable securities laws or with this Agreement.

13.   **Assignment and Transfers**. The rights and interests of the Participant under this Agreement may not be sold, assigned, encumbered or otherwise transferred except, in the event of the death of the Participant, by will or by the laws of descent and distribution. In the event of any attempt by the Participant to alienate, assign, pledge, hypothecate, or otherwise dispose of the Option or any right hereunder, except as provided for in this Agreement, or in the event of the levy or any attachment, execution or similar process upon the rights or interests hereby conferred, the Company may terminate the Option by notice to the Participant, and the Option and all rights hereunder shall thereupon become null and void. The rights and protections of the Company hereunder shall extend to any successors or assigns of the Company and to the Company's parents, subsidiaries, and affiliates. This Agreement may be assigned by the Company without the Participant's consent.

14.   **Successors**. The rights and protections of the Company hereunder shall extend to any successors or assigns of the Company and to the Company's parents, Subsidiaries, and affiliates. This Agreement may be assigned by the Company without the Participant's consent.

15.   **Applicable Law**. The validity, construction, interpretation and effect of this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the conflicts of laws provisions thereof.

16.   **Notice**. Any notice to the Company provided for in this Agreement shall be addressed to the Company in care of the Committee, and any notice to the Participant shall be addressed to such Participant at the current address shown on the payroll of the Company, or to such other address as the Participant may designate to the Company in writing. Any notice shall be delivered by hand, sent by telecopy or enclosed in a properly sealed envelope addressed as stated above, deposited, postage prepaid, in a post office regularly maintained by the United States Postal Service.

17.   **Counterparts**. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. Facsimile or other electronic transmission of any signed original document or retransmission of any signed facsimile or other electronic transmission will be deemed the same as delivery of an original.

18.   **Complete Agreement**. Except as otherwise provided for herein, this Agreement and those agreements and documents expressly referred to herein embody the complete agreement and understanding among the parties and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way. The terms of this Agreement shall be binding upon the executors, administrators, heirs, successors and assigns of the Participant.

19.   **Committee Authority**. By entering into this Agreement the Participant agrees and acknowledges that all decisions and determinations of the Committee shall be final and binding on the Participant, his or her beneficiaries and any other person having or claiming an interest in the Award.